                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Bionova Holding Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   09063Q-10-7
                                 (CUSIP Number)

                                Bernardo Jimenez
                           Bionova Holding Corporation
                              6701 San Pablo Avenue
                            Oakland, California 94608
                                 (510) 547-2395
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2001
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 11


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                               13D/A                                Page 2 of 11
                                                                    ------------



--------------------------------------------------------------------------------
(1)   Name of Reporting Persons/I.R.S. Identification Number

            BIONOVA INTERNATIONAL, INC.          75-2671658
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See              (a) [ ]
      Instructions)
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      BIONOVA INTERNATIONAL, INC. IS A
                                                CORPORATION ORGANIZED UNDER THE
                                                LAWS OF THE STATE OF DELAWARE.

--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                  0
      Shares                       ---------------------------------------------
      Beneficially                 (8)      Shared Voting Power                0
      Owned by                     ---------------------------------------------
      Each                         (9)      Sole Dispositive Power             0
      Reporting                    ---------------------------------------------
      Person With:                 (10)     Shared Dispositive Power           0
      --------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person             0

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                    0.0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------

                                    13D/A                           Page 3 of 11
                                                                    ------------


--------------------------------------------------------------------------------
(1)   Name of Reporting Persons

            BIONOVA, S.A. DE C.V.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See              (a) [ ]
      Instructions)
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      BIONOVA, S.A. DE C.V. IS A
                                                CORPORATION ORGANIZED UNDER THE
                                                LAWS OF THE UNITED MEXICAN
                                                STATES.
--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power                  0
      Shares                       ---------------------------------------------
      Beneficially                 (8)      Shared Voting Power                0
      Owned by                     ---------------------------------------------
      Each                         (9)      Sole Dispositive Power             0
      Reporting                    ---------------------------------------------
      Person With:                 (10)     Shared Dispositive Power           0
      --------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person             0

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                    0.0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------

                                      13D/A                         Page 4 of 11
                                                                    ------------



--------------------------------------------------------------------------------
(1)   Name of Reporting Persons

            SAVIA, S.A. DE C.V.
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See              (a) [ ]
      Instructions)
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      SAVIA, S.A. DE C.V. IS A
                                                CORPORATION ORGANIZED UNDER THE
                                                LAWS OF THE UNITED MEXICAN
                                                STATES.
--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power        18,076,839*
      Shares                       ---------------------------------------------
      Beneficially                 (8)      Shared Voting Power                0
      Owned by                     ---------------------------------------------
      Each                         (9)      Sole Dispositive Power   18,076,839*
      Reporting                    ---------------------------------------------
      Person With:                 (10)     Shared Dispositive Power           0
      --------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   18,076,839*

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                   76.6%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------




* Includes 18,076,839 shares owned by Ag-Biotech Capital, LLC, which is a wholly-owned subsidiary of Savia, S.A. de C.V.



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                                     13D/A                          Page 5 of 11
                                                                    ------------


--------------------------------------------------------------------------------
(1)   Name of Reporting Persons

            MR. ALFONSO ROMO GARZA
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See              (a) [ ]
      Instructions)
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (See Item 3)

--------------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      MR. ALFONSO ROMO GARZA IS A
                                                CITIZEN OF THE UNITED MEXICAN
                                                STATES.
--------------------------------------------------------------------------------

      Number of                    (7)      Sole Voting Power        18,076,839*
      Shares                       ---------------------------------------------
      Beneficially                 (8)      Shared Voting Power                0
      Owned by                     ---------------------------------------------
      Each                         (9)      Sole Dispositive Power   18,076,839*
      Reporting                    ---------------------------------------------
      Person With:                 (10)     Shared Dispositive Power           0
      --------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person   18,076,839*

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                   76.6%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------




* Includes 18,076,839 shares owned by Ag-Biotech Capital, LLC, which is a wholly-owned subsidiary of Savia, S.A. de C.V. Mr. Romo is the controlling stockholder of Savia, S.A. de C.V.

                                      13D/A                         Page 6 of 11
                                                                    ------------

                            Statement on Schedule 13D

      On November 27, 2001, Bionova International, Inc., a Delaware corporation (Bionova International"), sold (the "Sale") all of its shares of common stock, par value $0.01 per share ("Bionova Common Stock"), of Bionova Holding Corporation, a Delaware corporation (formerly DNAP Holding Corporation and referred to herein as "BHC" or the "Issuer"), to Ag-Biotech Capital, LLC, a Delaware limited liability company ("Ag-Biotech"). Like Bionova International, Ag-Biotech is a wholly-owned subsidiary of Savia, S.A. de C.V., a corporation organized under the laws of the United Mexican States (formerly, Empresas La Moderna, S.A. de C.V. and referred to herein as "Savia").

      Ag-Biotech has filed a separate Schedule 13D to report its ownership of Bionova Common Stock. This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D filed on October 7, 1996, as amended by Schedule 13D/A filed on July 22, 1998 and Schedule 13 D/A filed on October 20, 1998, by Bionova International, Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova Mexico"), Savia, and Mr. Alfonso Romo Garza ("Mr. Romo"), is being filed to report the effect of the Sale on each of the filing persons.

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to shares of Bionova Common Stock. The address of the Issuer's principal executive offices is 6701 San Pablo Avenue, Oakland, California 94608.

ITEM 2. IDENTITY AND BACKGROUND.

      In this Amendment, Bionova International and Bionova Mexico are reporting that they no longer hold any beneficial interest in BHC. Accordingly, Item 2 is amended to read as follows:

      This Statement is a joint filing by Savia and Mr. Romo.

      SAVIA: Savia is a corporation organized under the laws of the United Mexican States and is in the business of holding interests in the agribusiness and real estate industries. Savia is the holder of 100% of the membership interests in Ag-Biotech. Savia has its principal business office at Rio Sena 500 Pte., Col. del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220.

      MR. ALFONSO ROMO GARZA: Mr. Alfonso Romo Garza is a citizen of the United Mexican States. He ultimately controls Savia. His principal business office is at Rio Sena 500 Pte., Col. del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220 and his principal occupation is corporate executive.

      During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This item is supplemented by the following information:

      On November 27, 2001, Ag-Biotech purchased 18,076,839 shares of Common Stock and 200 shares of Bionova Holding Corporation Series A Convertible Preferred Stock ("Preferred Stock") from Bionova International. Ag-Biotech agreed to pay the aggregate purchase price of $7,230,735.60 for the shares of Common Stock and $9,262,446.40 for the shares of Preferred Stock, plus interest at a rate of 2.73% per

                                   13D/A                            Page 7 of 11
                                                                    ------------

annum, on November 27, 2002, with the right to prepay at any time without penalty. Ag-Biotech intends to raise the funds to pay the purchase price either through borrowing or by issuing additional capital.

ITEM 4. PURPOSE OF TRANSACTION.

      Bionova International is undertaking this transaction for purposes of disposing of its investment in Bionova Holding. Ag-Biotech is undertaking this transaction for purposes of investment. Savia is the sole member of Ag-Biotech and Mr. Romo is the controlling stockholder of Savia. Consequently, despite the sale of the Bionova Common Stock and the Preferred Stock by Bionova International to Ag-Biotech, Savia and Mr. Alfonso Romo Garza continue to hold the same beneficial interest in Bionova Holding as they did previously.

      Pursuant to the terms of the Certificate of Designations that established the Preferred Stock, each share of Preferred Stock will become convertible into 115,780.58 at any time after the Issuer amends its Certificate of Incorporation to increase the authorized number of shares of Common Stock to at least 70 million shares. No such amendment will be made during the 60-day period following the filing of this Schedule; therefore, the shares of Common Stock issuable upon conversion of the Preferred Stock have not been included in the number of shares of Common Stock beneficially owned by Savia or Mr. Romo.

      Except for the possible future conversion of the Preferred Stock of the Issuer, and the possible consummation of the transactions contemplated by the Purchase Agreement described below in Item 6, neither Savia nor Mr. Romo has any present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with their fiduciary duties, such persons may consider such plans or proposals in the future:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

      (j)   any action similar to any of those enumerated above.

                                    13D/A                           Page 8 of 11
                                                                    ------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      This item is amended to read as follows:

      Item 5(a)

      According to the Issuer, there are 23,588,031 shares of Bionova Common Stock outstanding as of November 27, 2001.

      Savia does not directly own any Bionova Common Stock. However, because Savia is the sole member of Ag-Biotech, Savia may be deemed to own beneficially the 18,076,839 shares of Bionova Common Stock held by Ag-Biotech as described above.

      Mr. Romo does not directly own any Bionova Common Stock. However, because he ultimately controls Savia, he may be deemed to own beneficially the 18,076,839 shares of Bionova Common Stock held by Ag-Biotech as described above.

      Item 5(b)

      Ag-Biotech has sole voting and dispositive power with respect to the shares of the Common Stock held by it. As described above, Savia and Mr. Romo may also be deemed to have sole voting and dispositive power with respect to such shares.

      Item 5(c)

      Except as set forth in this Statement, none of Bionova International, Bionova Mexico, Savia or Mr. Alfonso Romo Garza has effected any transactions involving Bionova Common Stock during the 60 days prior to the date of this Statement.

      Item 5(d)

      Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      Item 5(e)

      Bionova International and Bionova Mexico ceased to be the beneficial owners of Bionova Common Stock on November 27, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      This item is further supplemented by the following information.

      On December 28, 2000 Bionova Holding, Savia, and Bionova International entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Bionova Holding issued 200 shares of Preferred stock to Bionova International for $63.7 million, which was paid through the application of outstanding advances previously made by Savia to Bionova Holding. In that agreement, Savia agreed to cause Bionova International (and any other affiliates of Savia which own Common Stock) to vote, and Bionova International agreed to vote, its shares
(i) to approve an amendment to the charter of Bionova Holding increasing the number of its authorized shares of Common Stock from 50,000,000 to at least 70,000,000 and (ii) to approve the sale by Bionova Holding to Savia of the stock of Agrobionova, S.A. de C.V., and International Produce Holding

                                     13D/A                          Page 9 of 11
                                                                    ------------

Company, which are Bionova's subsidiaries that (together with their respective affiliates) are engaged in the fresh produce business (the "Fresh Produce Sale").

      In the Purchase Agreement, Bionova International also agreed not to transfer any of its Preferred Stock without the prior written consent of Bionova Holding, except that Bionova International is permitted to transfer shares of Preferred Stock to an affiliate of Bionova International if such affiliate agrees to be bound by the terms of the Purchase Agreement. Pursuant to an Agreement to be Bound dated as of November 27, 2001, Ag-Biotech has agreed to be bound by the applicable terms of the Purchase Agreement, including the obligation to vote its shares of Common Stock in favor of the charter amendment and Fresh Produce Sale described above.

      In the Purchase Agreement, Savia agreed that, if and when the closing of the Fresh Produce Sale occurs, Savia would acquire a number of shares of Common Stock equal to the "Pre-Closing Advances" divided by $2.50, to be paid by application of Pre-Closing Advances. For purposes of the Purchase Agreement, "Pre- Closing Advances" means the amount of funds advanced by Savia to Bionova Holding prior to the Fresh Produce Sale pursuant to that certain Cash Support Agreement dated as of December 28, 2000, between Bionova Holding and Savia. The Cash Support Agreement requires Savia to advance funds to Bionova Holding as necessary to finance the technology business of Bionova Holding and its subsidiaries during 2001. Savia advanced approximately $7.1 million to Bionova Holding pursuant to the Cash Support Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A -     Purchase Agreement dated as of December 28, 2000, among
                      Bionova Holding, Bionova International and Savia.

                                     13D/A                         Page 10 of 11
                                                                   -------------

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      BIONOVA INTERNATIONAL, INC.



Date: January 29, 2002                By:   /s/ HERIBERTO MUZZA
                                            ------------------------------------
                                            Name: Heriberto Muzza
                                            Title: Chief Executive Officer



                                      BIONOVA, S.A. DE C.V.



Date: January 29, 2002                By:   /s/ BERNARDO JIMENEZ
                                            ------------------------------------
                                            Name: Bernardo Jimenez
                                            Title: Attorney-in-Fact



                                      SAVIA, S.A. DE C.V.



Date: January 29, 2002                By:   /s/ GERARDO MAHUAD
                                            ------------------------------------
                                            Name: Gerardo Mahuad
                                            Title: Attorney-in-Fact



Date: January 29, 2002                    /s/ ALFONSO ROMO GARZA
                                      ------------------------------------------
                                          Alfonso Romo Garza

                                     13D/A                         Page 11 of 11
                                                                   -------------


                                INDEX TO EXHIBITS

      EXHIBIT
       NUMBER           DESCRIPTION
      -------           -----------
      Exhibit A -       Purchase Agreement dated as of December 28, 2000,
                        among Bionova Holding, Bionova International and Savia.